UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14077

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(K) PLAN

Employer ID No: 94-2203880

Plan Number: 001

Financial Statements for the Years Ended December 31, 2019 and 2018,

Supplemental Schedule as of December 31, 2019

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(K) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 29, 2020

We have served as the auditor of the Plan since at least 1991; however, an earlier year could not be reliably determined.

WILLIAMS-SONOMA, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	2019	2018
Cash	$1,349	$305
Investments, at fair value:
Mutual funds	171,839,623	138,136,524
Williams-Sonoma, Inc. Stock Fund	69,088,760	50,730,055
Collective common trust funds:
Schwab Managed Retirement Trust Funds	105,165,663	83,722,424
Galliard Retirement Income Fund	18,402,240	16,500,685
Rothschild U.S. Small/Mid-Cap Core Fund	17,264,116	14,377,220
State Street Global All Cap Equity U.S. Index Fund	6,220,534	4,575,316
Schwab Personal Choice Retirement Account	3,259,993	1,351,820

Total investments at fair value	391,240,929	309,394,044
Employee contributions receivable	889,418	1,451,376
Employer contributions receivable	3,955,399	3,711,047
Loans receivable from participants	6,386,107	6,652,491
Accrued interest on loans receivable from participants	37,280	28,332

NET ASSETS AVAILABLE FOR BENEFITS	$402,510,482	$321,237,595

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$30,562,641
Employer, net of forfeitures	7,789,256

Total contributions	38,351,897

Investment income (loss):
Net appreciation (depreciation) in investments	80,421,763
Interest	593,924
Dividends	1,702,260

Total investment income (loss)	82,717,947

Interest income on loans receivable from participants	331,776

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	39,525,259
Participant paid administrative expenses	440,227
Administrative expenses paid from forfeitures	163,247

Total deductions	40,128,733

Net increase (decrease)	81,272,887

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	321,237,595

End of year	$402,510,482

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(K) PLAN

Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Board of Directors of the Company has appointed the Administrative Committee of the Plan to control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Plan Amendments – Effective January 1, 2018, the Plan was amended to update the claims procedure related to disability claims to reflect changes required by law. There were no amendments during 2019.

Contributions – The Plan allows participants to defer a portion of their pre-tax or after-tax (Roth) income and have such amounts paid into the Plan. Associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional catch-up contributions. Participants are also allowed to rollover to the Plan certain pre-tax or after-tax distributions from other qualified plans and arrangements. During 2019, federal income tax rules limited participants’ maximum annual salary deferral contributions to $19,000, and catch-up contributions to $6,000. During 2018, federal income tax rules limited participants’ maximum annual salary deferral contributions to $18,500, and catch-up contributions to $6,000.

The Company’s matching contribution is equal to 50% of each participant’s eligible salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis for those employees that are employed with the Company on June 30th or December 31st of the year in which the eligible deferrals are made. Full-time associate must complete one year of service, and in addition to the one-year service requirement, part-time, casual and seasonal associates must complete 1,000 hours of service during their first year or any calendar year thereafter, prior to receiving company matching contributions. The Company does not match participants’ rollover and catch-up contributions. The matching contributions are subject to the vesting provisions of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined in the Plan document. Participants can transfer their contributions freely between funds at any time and still qualify for the Company’s matching contribution. The benefit to which a participant is entitled is their vested account balance.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment options available to participants as of December 31, 2019 were as follows:

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	T. Rowe Price Institutional Large Cap Growth Fund – a large cap value fund invested in stocks of large cap U.S. growth companies.

•	Hartford International Opportunities Class R6 Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies.

•	State Street Global All Cap Equity U.S. Index Fund – a collective investment trust invested primarily in equity securities of large, non-U.S. international companies.

•	Metropolitan West Total Return Bond Fund – a bond fund invested primarily in investment grade fixed income securities.

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock and interest-bearing cash.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are invested in a diversified portfolio of assets such as stocks, bonds and cash equivalents, and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2060, in five year increments. The funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

•	Rothschild U.S. Small/Mid-Cap Core Fund – a collective investment trust invested primarily in equity securities of small and medium capitalization companies.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•	Vanguard Extended Market Index Fund Admiral Shares – a fund invested primarily in equity securities of small and medium capitalization companies.

•	Vanguard Total Bond Market Index Fund Institutional Shares– a bond fund invested primarily in investment grade fixed income securities.

•

Schwab Personal Choice Retirement Account – a self-directed brokerage account invested in interest-bearing cash, common stock, mutual funds, exchange-traded funds, and unit investment trusts not otherwise offered as investment options under the Plan.

Loans receivable from participants – Participants who are employed full-time or part-time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced for any loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance plus any accrued interest. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan. As of December 31, 2019, participant loans have maturities through 2034 at interest rates ranging from 4.25% to 9%.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, catch-up contributions and any earnings attributable thereto. For the first five years of the participant’s employment, all matching contributions and any earnings attributable thereto vest at the rate of 20% per year of service, measuring service from the participant’s hire date. Thereafter, all matching contributions and any earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment with the Company before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation, at which time all unvested amounts are immediately forfeited) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. At December 31, 2019 and 2018, forfeited unvested accounts totaled $463,015 and $325,710, respectively. During 2019, employer contributions were reduced by $90,546 and administrative expenses of $163,247 were paid from forfeited unvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other administrative expenses are paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements. At December 31, 2019 and 2018, investments in the Company’s common stock was $69,088,760 and $50,730,055, respectively. This investment represents 17.66% and 16.40% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. The fair value of investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds is based on publicly quoted market prices. The fair value of investments in collective common trust funds is based on the quoted net asset value of shares held by the Plan. The fair value of investments in the self-directed brokerage accounts is based on the values of underlying investments which include interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Benefits payable – As of December 31, 2019 and 2018, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2019	2018
Deferred benefits payable	$136,027,094	$103,428,808
Benefits payable	172,795	276,779

Total	$136,199,889	$103,705,587

Deferred benefits payable represent vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represent vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund which is determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

New accounting pronouncements – In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Early adoption is only permitted for the eliminated or modified disclosure requirements. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. Plan management does not expect the adoption of the ASU to significantly impact the Plan’s financial statements.

3. FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

•	Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability

The Plan has classified the inputs used to measure the fair values of the Williams-Sonoma, Inc. Stock Fund, Schwab Personal Choice Retirement Account and mutual funds as Level 1. The Williams-Sonoma, Inc. Stock Fund is a unitized fund which invests in Williams-Sonoma, Inc. common stock (valued at the closing price as reported on the New York Stock Exchange) in addition to short-term investments primarily being interest-bearing cash (valued at fair value based on their outstanding balances) which provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and cash held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund, or “unit price”, will be slightly different from the closing price as reported on the active market. The individual assets of the stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes. The Schwab Personal Choice Retirement Account is a self-directed brokerage account comprised of interest-bearing cash, common stock, mutual funds, exchange-traded funds and unit investment trusts, all of which are valued at the closing price reported in the active market in which the securities are traded. Mutual funds are valued at the daily closing price as reported by the fund, which represents the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price, and are deemed to be actively traded.

Collective common trust funds are valued using the net asset value provided by the trustee as a practical expedient, and are therefore not classified within the fair value hierarchy. The net asset value is based on the value of the underlying assets held by the fund, less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.

The following table is presented by level within the fair value hierarchy and provides a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2019 and 2018, there were no transfers between Level 1, 2 or 3 categories.

Investments measured at fair value as of December 31, 2019 and December 31, 2018 were:

	Pricing Category	2019	2018
Mutual funds	Level 1	$171,839,623	$138,136,524
Williams-Sonoma, Inc. Stock Fund	Level 1	69,088,760	50,730,055
Schwab Personal Choice Retirement Account	Level 1	3,259,993	1,351,820

Total investments classified within the fair value hierarchy		244,188,376	190,218,399
Investments measured at net asset value[1]		147,052,553	119,175,645

Total investments measured at fair value		$391,240,929	$309,394,044

[1]

These investments are measured at fair value using net asset value (or its equivalent) as a practical expedient, and are therefore not classified within the fair value hierarchy. They are included in the table above to provide a reconciliation of total investments to the Statements of Net Assets Available for Benefits.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employee contributions receivable balances per the financial statements at December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Employee contributions receivable per the financial statements	$889,418	$1,451,376
Employee contributions earned; received in subsequent year	(889,418)	(826,245)

Employee contributions receivable per Form 5500	$—	$625,131

The following is a reconciliation of employee contributions per the financial statements for 2019 to the Form 5500:

2019
Employee contributions per the financial statements	$30,562,641
Employee contributions earned; received in subsequent year	(63,173)

Employee contributions per Form 5500	$30,499,468

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$402,510,482	$321,237,595
Contributions earned; received in subsequent year	(889,418)	(826,245)
Deemed distribution	—	(32,526)

Net assets available for benefits per Form 5500	$401,621,064	$320,378,824

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. to the Company for 2019 were $466,278.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At December 31, 2019 and 2018, the fair value of the Williams-Sonoma, Inc. Stock Fund (the sponsoring employer) was $69,088,760 and $50,730,055, respectively, and the Plan recorded dividend income from the Williams-Sonoma, Inc. Stock Fund of $1,702,260 in 2019.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued a determination letter dated September 19, 2017 stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2019. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

7. SUBSEQUENT EVENTS

Prior to February 4, 2020, the Plan permitted highly compensated employees to make salary deferral contributions up to 7% of their eligible compensation each pay period. Effective February 4, 2020, the Plan was amended to permit all eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period, subject to the maximum salary deferral contributions allowed under federal income tax rules.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020. The CARES Act provides tax provisions and other stimulus measures to affected companies as well as allows participants to take special withdrawals and defer loan repayments as permitted. The global pandemic of COVID-19 continues to rapidly evolve and, while any effects of COVID-19 are not reflected in these Plan financial statements, the ultimate impact over time is highly uncertain and subject to change. The extent to which COVID-19 impacts the Plan going forward will depend on numerous evolving factors which cannot be reliably predicted, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on global economic activity including the possibility of recession or financial market instability.

WILLIAMS-SONOMA, INC. 401(K) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2019

Security Description	Number of Fund Shares/Units	Fair Value[3]
Mutual funds:
Schwab S&P 500 Index Fund[1]	1,028,249	$50,785,251
T Rowe Price Institutional Large Cap Growth Fund	900,912	39,685,185
Dodge & Cox Stock Fund	190,961	37,000,787
Metropolitan West Total Return Bond Fund	1,332,305	14,466,026
Hartford International Opportunities Fund Class R6	888,839	15,305,815
Vanguard Total Bond Mkt Index Inst	816,944	9,027,238
Vanguard Extended Market Index Adm	58,250	5,569,321

Total mutual funds		171,839,623

Williams-Sonoma, Inc. Stock Fund[1]	236,808	69,088,760

Collective common trust funds:
Schwab Managed Retirement Trust Fund 2040[1]	579,598	23,270,879
Schwab Managed Retirement Trust Fund 2030[1]	523,852	19,550,184
Schwab Managed Retirement Trust Fund 2050[1]	544,938	11,939,592
Schwab Managed Retirement Trust Fund 2045[1]	561,234	11,724,181
Schwab Managed Retirement Trust Fund 2035[1]	534,030	11,219,976
Schwab Managed Retirement Trust Fund 2025[1]	439,565	8,628,671
Schwab Managed Retirement Trust Fund 2020[1]	255,934	8,235,986
Schwab Managed Retirement Trust Fund 2055[1]	176,611	3,751,230
Schwab Managed Retirement Trust Income Fund[1]	161,680	3,228,762
Schwab Managed Retirement Trust Fund 2015[1]	103,115	1,834,425
Schwab Managed Retirement Trust Fund 2060[1]	112,556	1,781,777

Total Schwab Managed Retirement Trust Funds		105,165,663

Galliard Retirement Income Fund	775,154	18,402,240
Rothschild U.S. SM Mid Cap Core Fund	778,715	17,264,116
State Street Global All Cap Equity US Index NL K Fund	488,421	6,220,534

Total collective common trust funds		41,886,890

Self-directed brokerage account:
Schwab Personal Choice Retirement Account	Various	3,259,993

Total investments at fair value		$391,240,929

Loans receivable from participants (at interest rates of 4.25% to 9%)[1], [2]		$6,386,107

[1]	Represents an exempt party-in-interest transaction.
[2]	Includes loans receivable with original maturities of up to 15 years through 2034. See Note 1 to financial statements.
[3]	Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By:	/s/ Chris McBride
Chris McBride
Vice President, Total Rewards

Dated: June 29, 2020